Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

FORMATION OF PARTNERSHIP

The Board announces that the Company, CLIC and CLP&C, each as a Limited Partner, and CLCD, as the General Partner, intend to enter into the Partnership Agreement in relation to the formation of the Partnership. Pursuant to the Partnership Agreement, the total capital contribution by all the partners of the Partnership shall be RMB12.01 billion, of which RMB9 billion shall be contributed by the Company. The Company also intends to enter into the Subscription Agreement with CLCD, as the General Partner, and CLEI, as the Manager of the Partnership, to confirm its capital contribution to the Partnership. It is expected that the Partnership Agreement and the Subscription Agreement will be entered into by the parties by 31 December 2016.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% of the equity interest in CLP&C and 100% of the equity interest in CLI, each of CLP&C and CLI is a connected person of the Company. CLI holds 100% of the equity interest in CLEI, which in turn holds 100% of the equity interest in CLCD. Therefore, each of CLEI and CLCD is also a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that one or more of the applicable percentage ratios in respect of the management fees payable to CLEI, the Manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fees is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that the Company, CLIC and CLP&C, each as a Limited Partner, and CLCD, as the General Partner, intend to enter into the Partnership Agreement in relation to the formation of the Partnership. Pursuant to the Partnership Agreement, the total capital contribution by all the partners of the Partnership shall be RMB12.01 billion, of which RMB9 billion shall be contributed by the Company. The Company also intends to enter into the Subscription Agreement with CLCD, as the General Partner, and CLEI, as the Manager of the Partnership, to confirm its capital contribution to the Partnership. It is expected that the Partnership Agreement and the Subscription Agreement will be entered into by the parties by 31 December 2016.

DETAILS OF THE TRANSACTION

Parties

•	General Partner and Managing Partner: CLCD

•	Limited Partners: the Company, CLIC and CLP&C

•	Manager of the Partnership: CLEI

Purpose and Business Scope of the Partnership

The purpose of the Partnership is to achieve capital appreciation through investment in enterprises or projects in healthcare and related industries. The business scope of the Partnership includes equity investment, investment management and asset management (subject to the final business scope as approved by the administrative authority of industry and commerce).

Term of the Partnership

Unless terminated or extended in accordance with the Partnership Agreement, the Partnership shall have a term of eight years from the date of its establishment (i.e. the date on which its business license is obtained).

The investment period of the Partnership shall commence from the date of its establishment and end on the earlier of: (a) the fifth anniversary of the date of its establishment, or (b) the date on which the total capital contribution (after reasonable appropriation for the partnership fees, management fees, additional investment amount and binding investment commitments, etc.) has been paid in full and put into use. Upon expiry of the investment period, the Partnership may only conduct its existing businesses.

The exit period of the Partnership shall commence from the expiry of the investment period and end on the expiry of the term of the Partnership. With the consent given by the General Partner within one month prior to the expiry of the exit period, the Partnership may be extended thereafter, with each extension for a period of two years.

Capital Contribution and Payment

The total capital contribution by all the partners of the Partnership shall be RMB12.01 billion. The capital contribution of each partner is set out below:

Partner	Capital Contribution	Percentage
	(RMB)

CLCD	0.01 billion	0.08%
The Company	9 billion	74.94%
CLIC	2 billion	16.65%
CLP&C	1 billion	8.33%

During the term of the Partnership, the Partnership shall pay management fees to the Manager on an annual basis for the day-to-day operation and management services (including but not limited to investment management and administration services) provided by the Manager to the Partnership. The management fees payable by the Partnership shall be borne by all the Limited Partners. During the investment period, the annual amount of management fees borne by each Limited Partner shall equal to 1% of its capital contribution, and during the exit period, the annual amount of management fees borne by each Limited Partner shall equal to 0.5% of its actual investment costs in its then holdings of the investment projects.

The above capital contribution by each Limited Partner includes the amount of its investment in the projects and the management fees borne by it.

The capital contribution of the partners shall be paid in cash by installments as follows:

•

Payment for the initial capital contribution (for each of the Limited Partners, including the initial investment amount and initial management fee): upon establishment of the Partnership, the General Partner shall issue a demand note for the initial capital contribution to all partners, demanding the initial capital contribution in an aggregate amount of RMB1 billion to be paid by the partners in proportion to their respective capital contributions. Unless otherwise decided by the General Partner, the date for the payment of the initial capital contribution shall be no later than 31 December 2016.

•

Payment for the subsequent investment amount: upon completion of the initial capital contribution, the General Partner may issue a demand note for the subsequent investment amount to all partners according to the progress of the investment as well as the use of funds. The date for the payment of the subsequent investment amount demanded by the General Partner shall be no earlier than seven business days after the issuance of such demand note.

•

Payment for the subsequent management fees: Starting from 1 January 2017, the General Partner shall issue a demand note for the management fees to the Limited Partners no later than the first business day of each year, and the date for the payment of the management fees demanded by the General Partner shall be no earlier than ten business days after the issuance of such demand note.

The above capital contribution to be made by the Company will be funded by the Company’s internal resources.

Management of the Partnership

CLCD, the General Partner, shall serve as the Managing Partner who shall be responsible for the executive functions and investment operations of the Partnership.

The Partnership shall establish an investment advisory committee comprising five members, of which the General Partner shall have the right to appoint two members with no voting right and each Limited Partner shall have the right to appoint one member. The member appointed by the Limited Partner with the largest capital contribution shall serve as the chairman of the investment advisory committee. The main duties and responsibilities of the investment advisory committee include granting exemption with respect to any investment projects of the Partnership involving a potential material conflict of interest with the General Partner, the Limited Partners, the Manager of the Partnership or their respective related parties, considering any investment projects with a single investment amount of more than 20% of the total capital contribution, considering the formation of any follow-up funds whose investment targets and strategies are substantially the same as those of the Partnership, and considering the decisions made by the General Partner with respect to the distribution of non-cash assets (including securities).

The Partnership shall also establish an investment decision committee comprising members to be appointed by the Manager of the Partnership with one member serving as the chairman of the committee. The investment decision committee shall be responsible for the final decision-making of the investment in the projects and investment realization of the Partnership.

Investment Targets, Scope and Restriction

The Partnership will primarily invest in healthcare and related industries and in other projects as deemed necessary and appropriate by the General Partner, and can also invest in other funds which focus on healthcare and related industries as their main investment targets or other funds whose investment scope is related to the healthcare industry, provided, however, that the aggregate amount of investments in such other funds shall not exceed 20% of the total capital contribution by all partners. Unless approved by the investment advisory committee, the investment amount in any single investment project of the Partnership shall not exceed 20% of the total capital contribution by all partners. In addition, the Partnership shall not participate in any transaction involving the sale and purchase of shares listed on the Shanghai Stock Exchange or the Shenzhen Stock Exchange, but such transactions do not include any securities transactions conducted by the Partnership when exiting from any investment projects, any purchase of listed shares by means of block trade, transfer by agreement or any other means permitted under applicable laws or by the relevant securities regulatory authorities, and any subscription for listed shares in any private placement or placing transactions.

Profit Distribution and Loss Sharing

Profit Distribution

The funds available for distribution in respect of any particular investment project shall be distributed among all partners participating in such investment project in the following order:

(a)

the funds shall be distributed to all the Limited Partners participating in such investment project, until all such Limited Partners have recovered all of their respective investment costs in such investment project, and the partnership fees and management fees allocated to such investment project;

(b)

the balance (if any) shall be distributed to the General Partner, until the General Partner has recovered all of its investment costs in such investment project and the partnership fees allocated to such investment project;

(c)

the balance (if any) shall be distributed to all the Limited Partners participating in such investment project, until the annualized compound internal rate of return (calculated based on the amount received under item (a) above) of each such Limited Partner reaches 8%;

(d)	the balance (if any) shall be distributed to the General Partner, until the amount it has received accounts for 20% of the aggregate distribution amount under item (c) above and this item (d);

(e)	any balance after the above distributions shall be distributed between all the Limited Partners participating in such investment project and the General Partner at the ratio of 80:20.

Distributions among the Limited Partners under items (a), (c) and (e) above shall be made in proportion to their respective equity interests in any particular investment project.

Loss Sharing

During the liquidation process, matured debts shall first be repaid by the assets of the Partnership. In the event that the assets of the Partnership are insufficient to repay all the debts of the Partnership, all partners shall share the debts in proportion to their respective capital contributions, provided, however, that the Limited Partners shall be liable for the debts of the Partnership up to the amount of their respective capital contributions, and the General Partner shall bear unlimited joint and several liability for the debts of the Partnership.

Partnership Fees

The Partnership shall bear all expenses relating to the establishment, operation, termination, dissolution and liquidation of the Partnership.

REASONS FOR AND BENEFITS OF THE TRANSACTION

In recent years, a series of positive factors have fueled the sustained and rapid growth of the healthcare industry, and there are favorable investment and allocation opportunities in this industry. By focusing on the investment in the healthcare industry, the Partnership can seize the opportunities for capital appreciation brought about by the development of the industry as well as the revaluation of assets. Investments in regional key hospitals and healthcare institutions will bring the strengths of China Life in such aspects as business, brand, network and funds into full play, and will create synergy effects with the business of the Company. In addition, with the expectation that the interest rates will maintain at a low level in the future, the investment in the Partnership will help alleviate the pressure in the allocation of long-term life insurance funds and mitigate the risk in connection with the falling interest rates.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As each of Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution in respect of the Transaction at the meeting of the Board.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% of the equity interest in CLP&C and 100% of the equity interest in CLI, each of CLP&C and CLI is a connected person of the Company. CLI holds 100% of the equity interest in CLEI, which in turn holds 100% of the equity interest in CLCD. Therefore, each of CLEI and CLCD is also a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that one or more of the applicable percentage ratios in respect of the management fees payable to CLEI, the Manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fees is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

CLP&C is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CIRC.

CLCD was established in September 2016 with a registered capital of RMB100 million. Its scope of business includes: equity investment, investment management and asset management.

CLEI was established in June 2016 with a registered capital of RMB200 million. Its scope of business includes: equity investment, investment management and asset management.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLCD”	(China Life Chengda (Shanghai) Healthcare Equity Investment Management Company Limited), a company established under the laws of the PRC with limited liability and a wholly-owned subsidiary of CLEI

“CLEI”	(China Life Equity Investment Company Limited), a company established under the laws of the PRC with limited liability and a wholly-owned subsidiary of CLI

“CLI”	(China Life Investment Holding Company Limited), a company established under the laws of the PRC with limited liability and a wholly-owned subsidiary of CLIC

“CLIC”

(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLP&C”

(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“General Partner”	the partner in the Partnership with unlimited joint and several liability under the Partnership Agreement, being CLCD

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Limited Partner(s)”	the partner(s) in the Partnership with limited liability up to the amount of their respective capital contributions under the Partnership Agreement, being the Company, CLIC and CLP&C

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Manager”	the entity that provides day-to-day operation and management services to the Partnership, being CLEI

“Partnership”

(China Life Chengda (Shanghai) Healthcare Equity Investment Center (Limited Partnership)) (subject to the approval by the administrative authority of industry and commerce), a limited partnership to be established under the laws of the PRC

“Partnership Agreement”

the Partnership Agreement of China Life Chengda (Shanghai) Healthcare Equity Investment Center (Limited Partnership) to be entered into by the Company, CLIC and CLP&C, each as a Limited Partner, and CLCD, as the General Partner

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Subscription Agreement”

the Subscription Agreement of China Life Chengda (Shanghai) Healthcare Equity Investment Center (Limited Partnership) to be entered into by the Company with CLCD, as the General Partner, and CLEI, as the Manager of the Partnership

“Transaction”	the formation of the Partnership under the Partnership Agreement

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 27 October 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin,

Leung Oi-Sie Elsie